3/16/04 3/8

SECURITIES AND EXCHANGE COMMISSION 04002060
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C. FEB 2 4 2004 526

SEC FILE NUMBER
8- 51023

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FENWICK SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5217 LOVERS LANE
(No. and Street)

KALAMAZOO (City) MI (State) 49002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ERIC ARNOLD, PRESIDENT (269)382-5280
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SEBER TANS DILLENBECK HOWARD & CRAFT, PLC
(Name – *if individual, state last, first, middle name*)

555 W. CROSSTOWN PKWY, STE. 304 (Address) KALAMAZOO (City) MI (State) 49008 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ERIC ARNOLD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FENWICK SECURITIES, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

HAVEN R. CHAPMAN
Notary Public, Kalamazoo County, MI
My Commission Expires Apr. 5, 2007

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FENWICK SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the Years Ended December 31, 2003 and 2002

TABLE OF CONTENTS

Seber, Tans, Dillenbeck, Howard & Craft, PLC
Consultants & Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Fenwick Securities, Inc.

We have audited the accompanying statements of financial condition of Fenwick Securities, Inc. as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fenwick Securities, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on page nine is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Seber, Tans, Dillenbeck, Howard & Craft PLC

Seber, Tans, Dillenbeck, Howard & Craft, PLC
Kalamazoo, Michigan

January 17, 2004

555 W. Crosstown Parkway, Suite 304
Kalamazoo, Michigan 49008
www.stdhc.com

Phone (269) 343-8180
Fax (269) 343-5419

FENWICK SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 and 2002

		2003		2002
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	7,786	$	9,115
Commissions receivable		2,712		108
Deferred tax asset, *Notes A and C*		---		199
TOTAL CURRENT ASSETS		10,498		9,422
OTHER ASSETS				
NASD deposits		302		113
Organizational costs, net of accumulated amortization		---		600
TOTAL OTHER ASSETS		302		713
TOTAL ASSETS	**$**	**10,800**	**$**	**10,135**
LIABILITIES AND STOCKHOLDER'S EQUITY				
LIABILITIES				
Commissions payable	$	1,247	$	53
STOCKHOLDER'S EQUITY				
Common stock - $1 stated value:				
60,000 shares authorized				
50 shares issued and outstanding		50		50
Paid-in capital		11,157		11,157
Accumulated deficit		(1,654)		(1,125)
TOTAL STOCKHOLDER'S EQUITY		9,553		10,082
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**10,800**	**$**	**10,135**

See Accompanying Notes to the Financial Statements

FENWICK SECURITIES, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2003 and 2002

	2003	2002
REVENUE		
Commissions, *Note A*	$ 210,955	$ 117,103
Interest income	87	148
TOTAL REVENUE	211,042	117,251
OPERATING EXPENSES		
Commissions	140,133	70,899
Management fees, *Note D*	66,000	37,000
Professional fees	3,550	5,200
Amortization	600	722
Fees	570	3,072
Bond	467	460
Bank charges	37	58
Licenses and taxes	15	119
Office supplies	---	23
TOTAL OPERATING EXPENSES	211,372	117,553
LOSS BEFORE BENEFIT FROM (PROVISION FOR) FEDERAL INCOME TAXES	(330)	(302)
BENEFIT FROM (PROVISION FOR) FEDERAL INCOME TAXES, *Note C*	(199)	46
NET LOSS	**$ (529)**	**$ (256)**

See Accompanying Notes to the Financial Statements

FENWICK SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2003 and 2002

	Capital Stock		Paid-In	Accumulated	Total Stockholders'
	Shares	Amount	Capital	Deficit	Equity
January 1, 2002	50	$ 50	$ 11,157	$ (869)	$ 10,338
Net loss	---	---	---	(256)	(256)
December 31, 2002	50	50	11,157	(1,125)	10,082
Net loss	---	---	---	(529)	(529)
December 31, 2003	**50**	**$ 50**	**$ 11,157**	**$ (1,654)**	**$ 9,553**

See Accompanying Notes to the Financial Statements

FENWICK SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (529)	$ (256)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Amortization	600	722
Decrease (increase) in commissions receivable	(2,604)	449
Decrease (increase) in deferred taxes	199	(46)
Decrease (increase) in deposits	(189)	42
Increase (decrease) in commissions payable	1,194	(162)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(1,329)	749
Cash at beginning of year	9,115	8,366
CASH AT END OF YEAR	**$ 7,786**	**$ 9,115**

See Accompanying Notes to the Financial Statements

FENWICK SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2003 and 2002

NOTE A – Summary of Significant Accounting Policies

Business Activity

Fenwick Securities, Inc. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a Michigan corporation that is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions and investment advisory services. Its customers are located primarily in Southwest Michigan.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Income Taxes

The Company uses Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes* in reporting deferred income taxes. SFAS No. 109 requires a company to recognize deferred tax assets and liabilities for expected future income tax consequences of events that have been recognized in the Company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Cash Equivalents

For purposes of the statements of cash flows, cash is defined as cash in checking, savings, and money market accounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE B – **Concentration of Credit Risk**

The Company is engaged in various brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE C – **Income Taxes**

Federal income taxes consisted of the following during the years ended December 31:

	2003	2002
Deferred tax benefit (expense)	$ (199)	$ 46

The deferred tax assets in the accompanying balance sheets include the following components at December 31:

	2003	2002
Current deferred tax asset		
Net operating loss carry forwards expiring in various years through 2023	$ 199	$ 199
Valuation allowance	(199)	---
Net current deferred tax asset	$ ---	$ 199

NOTE D – **Related Party Transactions**

The Company shares office space and certain administrative expenses with other entities under common control. The Company's share of such costs, included in operating expenses as management fees, totaled $66,000 and $37,000 during the years ended December 31, 2003 and 2002, respectively.

NOTE E – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $9,251 and $9,170 at December 31, 2003 and 2002, respectively, which was $4,251 and $4,170 in excess of its required net capital at December 31, 2003 and 2002, respectively. The Company had aggregate indebtedness of $1,247 and $53 at December 31, 2003 and 2002, respectively.

NOTE F – Cash Flow Information

The Company paid no interest or income taxes during the years ended December 31, 2003 and 2002.

SUPPLEMENTARY INFORMATION REQUIRED BY SEC RULE 17a-5

FENWICK SECURITIES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$	9,553
Deductions and/or charges:		
Total nonallowable assets		(302)
NET CAPITAL	$	9,251

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	83
Minimum dollar net capital requirement for broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	4,251
Excess net capital at 1,000%, as defined	$	9,126

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$	1,247
Ratio of aggregate indebtedness to net capital		.01 to 13

At December 31, 2003, there was no material difference between audited net capital above and net capital as reported in the Company's Part II (unaudited) FOCUS report. As a result, no reconciliation has been presented.

The Company claims exemption under section k(1), *Limited Business* (mutual funds and/or variable annuities only). As a result, schedules II, III and IV, required under rule 15c3-3 of the Securities and Exchange Commission, have not been presented.

Seber, Tans, Dillenbeck,
Howard & Craft, PLC

Consultants & Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROLS REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Fenwick Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Fenwick Securities, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two

555 W. Crosstown Parkway, Suite 304
Kalamazoo, Michigan 49008
www.stdhc.com

Phone (269) 343-8180
Fax (269) 343-5419

of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 on their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Seber, Tans, Dillenbeck, Howard & Craft PLC

Seber, Tans, Dillenbeck, Howard & Craft, PLC
Kalamazoo, Michigan

January 17, 2004